UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ProElite, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74266D303

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266D303

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

IN

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

372,528,000 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

372,528,000 (1)

10.	SHARED DISPOSITIVE POWER [_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

372,528,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.8% (2)

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

(1) The 372,528,000 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) reported in this Schedule 13D represent shares of Common Stock that became exercisable by the Reporting Person on September 10, 2012, pursuant to an Option to Purchase Common Stock (the “Option”), dated January 25, 2012, granted to the Reporting Person by Stratus Media Group, Inc. (“SMGI”). The exercise price of the Option is $0.05 per share.

(2) The calculation of the foregoing percentage is based on 66,854,726 shares of Common Stock outstanding on June 30, 2011, as reported in the Issuer’s Form 8-K filed with the Commission on September 27, 2011.

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CUSIP No. 74266D303

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on July 17, 2012, as amended by Amendment No. 1, as amended by Amendment No. 2, as amended by Amendment No. 3 (the “Original 13D”) and as amended by this Amendment No. 4 (the “Schedule 13D”), and relates to the common stock, par value $0.0001 per share (“Common Stock”), of ProElite, Inc., a New Jersey corporation (the “Issuer”). The address of the Issuer’s principal executive offices is: 12121 Wilshire Boulevard, Suite 1001, Los Angeles, CA 90025.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On November 20, 2012, the Note was not paid in full and the amount of shares underlying the Option automatically increased by 41,392,000 shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The responses to Item 3 are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

i), ii)	As of November 20, 2012, the Reporting Person beneficially owns 372,528,000 shares of Common Stock, representing approximately 84.8% of the shares of Common Stock outstanding, based on 66,854,726 shares of Common Stock outstanding on June 30, 2011 as reported in the Issuer’s Form 8-K filed with the Commission on September 27, 2011.

Reporting Person has the sole power to vote or direct the vote of 372,528,000 shares of Common Stock.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012

/s/ Isaac Blech
Name: Isaac Blech

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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